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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 4)*

                             Wild Oats Markets, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    96808B107
          ------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2001
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [_] Rule 13d-1(b)

    [_] Rule 13d-1(c)

    [X] Rule 13d-1(d)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1745 (3-98)                Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

        J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC)
        13-337-6808
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES                           2,351,827
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY                          Not applicable
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING                         2,351,827
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH                            Not applicable
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    2,351,827

________________________________________________________________________________
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (See Instructions)

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                     10.2%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (See Instructions)
________________________________________________________________________________
CO

________________________________________________________________________________


SEC 1745 (3-98)                Page 2 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


PRELIMINARY NOTE: The information contained herein has been amended to reflect a change to the name and controlling persons of the Reporting Person.

ITEM 1.

            (a)   NAME OF ISSUER:

                  Wild Oats Markets, Inc.

            (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3375 Mitchell Lane
                  Boulder, Colorado 80302

ITEM 2.

            (a)   NAME OF PERSON FILING:

                  J.P. Morgan Partners (SBIC), LLC

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

            (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1221 Avenue of the Americas
                  New York, New York  10020

            (c)   CITIZENSHIP:

                  Delaware.

            (d)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

                  Common Stock

            (e)   CUSIP NUMBER:

                  96808B107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4. OWNERSHIP

            (a)   AMOUNT BENEFICIALLY OWNED:

                  2,351,827

            (b)   PERCENT OF CLASS:

                  10.2% (as of December 31, 2000)

            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:


SEC 1745 (3-98)                Page 3 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                  (i)    2,351,827
                  (ii)   Not applicable.
                  (iii)  2,351,827
                  (iv)   Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable


SEC 1745 (3-98)                Page 4 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                                     J.P. MORGAN PARTNERS (SBIC), LLC


                                     By: /s/ JEFFREY C. WALKER
                                         ----------------------------
                                         Name:  Jeffrey C. Walker
                                         Title: President


SEC 1745 (3-98)                Page 5 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                                  EXHIBIT 2(a)

ITEM 2.   IDENTITY AND BACKGROUND.

    This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Cha se Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(SBIC) is engaged in the venture capital an d leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

    JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP (BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

    JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


SEC 1745 (3-98)                Page 6 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                                                                      SCHEDULE A

                        J.P. MORGAN PARTNERS (SBIC), LLC

                             EXECUTIVE OFFICERS(1)

President                                 Jeffrey C. Walker*
Executive Vice President                  Mitchell J. Blutt, M.D.*
Executive Vice President                  Arnold L. Chavkin*
Executive Vice President                  John M.B. O'Connor*
Managing Director                         John R. Baron*
Managing Director                         Christopher C. Behrens*
Managing Director                         David S. Britts*
Managing Director                         Rodney A. Ferguson*
Managing Director                         David Gilbert*
Managing Director                         Evan Graf*
Managing Director                         Eric A. Green*
Managing Director                         Michael R. Hannon*
Managing Director                         Donald J. Hofmann, Jr.*
Managing Director                         W. Brett Ingersoll*
Managing Director                         Alfredo Irigoin*
Managing Director                         Andrew Kahn*
Managing Director                         Jonathan R. Lynch*
Managing Director                         Jonathan Meggs*
Managing Director                         Thomas G. Mendell*
Managing Director                         Stephen P. Murray*
Managing Director                         Joao Neiva de Figueiredo, Ph.D.*
Managing Director                         Timothy Purcell*
Managing Director                         Thomas Quinn*
Managing Director                         Peter Reilly*
Managing Director                         Robert R. Ruggiero, Jr.*
Managing Director                         Susan L. Segal*
Managing Director                         Kelly Shackelford*
Managing Director                         Shahan D. Soghikian*
Managing Director                         Georg Stratenwerth*
Managing Director                         Lindsay Stuart*
Managing Director                         Patrick J. Sullivan*
Managing Director                         Charles R. Walker*
Managing Director                         Timothy J. Walsh*
Managing Director                         Richard D. Waters, Jr.*
Managing Director                         Damion E. Wicker, M.D.*
Managing Director                         Eric R. Wilkinson*
Senior Vice President                     Marcia Bateson*
Vice President and Treasurer              Elisa R. Stein*
Secretary                                 Anthony J. Horan**
Assistant Secretary                       Robert C. Caroll**
Assistant Secretary                       Denise G. Connors**


--------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 7 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                                  DIRECTORS(1)

                               Jeffrey C. Walker*


----------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.


SEC 1745 (3-98)                Page 8 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                             EXECUTIVE OFFICERS(1)

Chief Executive Officer                 William B. Harris**
President                               Jeffrey C. Walker*
Executive Vice President                Mitchell J. Blutt, M.D.*
Executive Vice President                Arnold L. Chavkin*
Executive Vice President                John M.B. O'Connor*
Managing Director                       John R. Baron*
Managing Director                       Christopher C. Behrens*
Managing Director                       David S. Britts*
Managing Director                       Rodney A. Ferguson*
Managing Director                       David Gilbert*
Managing Director                       Evan Graf*
Managing Director                       Eric A. Green*
Managing Director                       Michael R. Hannon*
Managing Director                       Donald J. Hofmann, Jr.*
Managing Director                       Alfredo Irigoin*
Managing Director                       W. Brett Ingersoll*
Managing Director                       Andrew Kahn*
Managing Director                       Jonathan R. Lynch*
Managing Director                       Jonathan Meggs*
Managing Director                       Thomas G. Mendell*
Managing Director                       Stephen P. Murray*
Managing Director                       Joao Neiva de Figueiredo, Ph.D.*
Managing Director                       Timothy Purcell*
Managing Director                       Thomas Quinn*
Managing Director                       Peter Reilly*
Managing Director                       Robert R. Ruggiero, Jr.*
Managing Director                       Susan L. Segal*
Managing Director                       Shahan D. Soghikian*
Managing Director                       Georg Stratenwerth*
Managing Director                       Lindsay Stuart*
Managing Director                       Patrick J. Sullivan*
Managing Director                       Kelly Shackelford*
Managing Director                       Charles R. Walker*
Managing Director                       Timothy J. Walsh*
Managing Director                       Richard D. Waters, Jr.*
Managing Director                       Damion E. Wicker, M.D.*
Managing Director                       Eric R. Wilkinson*
Senior Vice President                   Marcia Bateson*
Vice President and Treasurer            Elisa R. Stein*
Secretary                               Anthony J. Horan**
Assistant Secretary                     Robert C. Carroll**


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 9 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


Assistant Secretary            Denise G. Connors**

                                  DIRECTORS(1)
                              William B. Harrison**
                               Jeffrey C. Walker*


----------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


SEC 1745 (3-98)                Page 10 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                   Douglas A. Warner, III*
President and Chief Executive Officer                   William B. Harrison Jr.*
Vice Chairman                                           Geoffrey T. Boisi*
Vice Chairman                                           David A. Coulter*
Managing Director                                       Ramon de Oliveira*
Vice Chairman                                           Walter A. Gubert*
Director of Human Resources                             John J. Farrell*
Managing Director                                       Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           James B. Lee Jr. *
General Counsel                                         William H. McDavid*
Vice Chairman                                           Marc J. Shapiro*
Managing Partner                                        Jeffrey C. Walker**


                                  DIRECTORS(1)

                            PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                       BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer           Chairman of the Board
                            Chief Executive Officer
                            Deere & Company
                            One John Deere Place
                            Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel           Chairman and Chief Executive Officer
                            Bechtel Group, Inc.
                            P.O. Box 193965
                            San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.      President and Chief Executive Officer
                            The Hearst Corporation
                            959 Eighth Avenue
                            New York, New York  10019
--------------------------------------------------------------------------------


----------
(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


SEC 1745 (3-98)                Page 11 of 12 pages

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                            PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                       BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Lawrence A. Bossidy        Chairman of the Board
                            Honeywell International
                            P.O. Box 3000
                            Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns           Chairman of the Board and
                              Chief Executive Officer
                            Ryder System, Inc.
                            3600 N.W. 82nd Avenue
                            Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller         Co-Chairman
                            BP Amoco p.l.c.
                            1111 Warrenville Road, Suite 25
                            Chicago, Illinois  60563
--------------------------------------------------------------------------------
 Ellen V. Furter            President
                            American Museum of Natural History
                            Central Park West at 79th Street
                            New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III       President and Chief Executive Officer
                            The College Fund/UNCF
                            9860 Willow Oaks Corporate Drive
                            P.O. Box 10444
                            Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.   President and Chief Executive Officer
                            The Chase Manhattan Corporation
                            270 Park Avenue, 8th Floor
                            New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan           Of Counsel
                            Skadden, Arps, Slate, Meagher & Flom LLP
                            919 Third Avenue - Room 29-72
                            New York, New York  10022
--------------------------------------------------------------------------------
 Lee R. Raymond             Chairman of the Board and Chief Executive Officer
                            Exxon Mobil Corporation
                            5959 Las Colinas Boulevard
                            Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford           Chairman, President and Chief Executive Officer
                            American Home Products Corporation
                            5 Giralda Farms
                            Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward              Former Chairman of Board and Chief Executive Officer
                              of Maytag
                            13338 Lakeshore Drive
                            Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III      Chairman of the Board
                            J.P. Morgan Chase & Co.
                            270 Park Avenue
                            New York, New York  10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman        Professor of Business Administration
                              and Public Policy
                            The University of Michigan
                            School of Public Policy
                            411 Lorch Hall, 611 Tappan Street
                            Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------


SEC 1745 (3-98)                Page 12 of 12 pages